News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2006 First Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brookfield.com.

The First Quarter 2006 Results conference call can be accessed via webcast on April 28, 2006 at 2:00 p.m. EST at www.brookfield.com or via teleconference at 1-877-888-7019, toll free in North America. For overseas calls please dial
416-695-5261, at approximately 1:50 p.m. EST. The teleconference taped rebroadcast can be accessed at 1-888-509-0081 or
416-695-5275 and enter passcode 618126.

BROOKFIELD ASSET MANAGEMENT REPORTS FIRST QUARTER CASH FLOW FROM OPERATIONS OF $307
MILLION, CLOSE TO DOUBLE THE $155 MILLION REPORTED IN 2005

NET INCOME INCREASES TO $179 MILLION

TORONTO, April 28, 2006 - Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced operating results for the first quarter ended March 31, 2006. Operating cash flow totalled $307 million ($0.75 per share) close to double the $155 million ($0.37 per share) reported last year. Net income totalled $179 million ($0.43 per share) compared with the $165 million ($0.39 per share) reported in the same period last year. The per share results reflect the three-for-two stock split that was announced on April 4, 2006.

The following table presents the results on a total and per share basis.

	Three months ended March 31
US$ millions (except per share amounts)	2006	2005

Cash flow from operations	$307	$155
– per share [1]	$0.75	$0.37
Net income	$179	$165
– per share [1]	$0.43	$0.39
1 Adjusted to reflect three-for-two stock split

Bruce Flatt, Chief Executive Officer of Brookfield Asset Management commented: “We are pleased to report strong growth in cash flow from operations. Virtually all of our operations performed well and we completed a number of strategic initiatives during the quarter to continue the expansion of our asset management platform.”

Dividend Declaration

The Board of Directors declared a dividend of US$0.16 per Class A Share, payable on August 31, 2006, to shareholders of record as at the close of business on August 1, 2006. This dividend reflects the three-for-two stock split of the Class A shares that was announced on April 4, 2006.

Information on Brookfield Asset Management’s common and preferred share dividends can be found on the company’s web site under Investor Centre/Stock Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Financial Information for the quarter ended March 31, 2006 contains further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:

Katherine C. Vyse Senior Vice-President Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@brookfield.com

Note: This press release, Letter to Shareholders and Supplemental Information referred to herein contain forward-looking information and other “forward looking statements”, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “expect”, “will”, “positioned”, “expansion”, “scheduled”, “should” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
US$ millions, except per share amounts	2006	2005
Total revenues	$1,183	$974

Fees earned	$54	$48
Revenues less direct operating costs
Property	282	222
Power generation	200	134
Timberlands and infrastructure	46	10
Specialty funds	39	13
Investment and other income	90	75
	711	502

Expenses
Interest	224	199
Asset management	35	38
Other operating costs	36	27
Current income taxes	14	16
Non-controlling interests in net income before the following	100	83
	302	139

Other items
Equity accounted income (loss) from investments	(22)	103
Depreciation and amortization	(104)	(77)
Future income taxes and other provisions	(51)	(28)
Non-controlling interests in the foregoing items	54	28
Net income	$179	$165

Net income per common share [1]
Diluted	$0.43	$0.39
Basic	$0.44	$0.41
1 Adjusted to reflect three-for-two stock split

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

	Three months ended March 31
US$ millions	2006	2005
Income before non-cash items [1]	$302	$139
Dividends from Falconbridge	—	12
Dividends from Norbord	5	4
Cash flow from operations	$307	$155
1 Net income excluding other items

CONSOLIDATED BALANCE SHEET

	March 31	December 31
US$ millions	2006	2005

Assets
Operating assets
Securities	$1,672	$1,802
Loans and notes receivable	751	348
Property, plant and equipment
Property	11,214	11,141
Power generating	3,799	3,568
Timberlands and infrastructure	1,178	1,018
Other plant and equipment	319	316
	18,933	18,193
Cash and cash equivalents	910	951
Financial assets	2,220	2,171
Investments	572	595
Accounts receivable and other	4,280	4,148
	$26,915	$26,058
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$2,139	$1,620
Non-recourse borrowings
Property specific mortgages	8,856	8,756
Other debt of subsidiaries	2,417	2,510
Accounts payable and other liabilities	4,644	4,561
Capital securities	1,585	1,598
Minority interests of others in assets	2,096	1,984
Preferred equity	515	515
Common equity	4,663	4,514
	$26,915	$26,058

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. In addition, the consolidated balance sheet above presents the company’s cost accounted investment in Canary Wharf Group as part of its property operations, consistent with management’s determination of business segments, whereas it is included in “Securities” in the company’s statutory financial statements.